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                             June 15, 2022

       Christopher Seveney
       President, CEO and CFO
       CWS Investments Inc
       5242 Port Royal Rd #1785
       North Springfield, VA 22151

                                                        Re: CWS Investments Inc
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 6, 2022
                                                            File No. 024-11857

       Dear Mr. Seveney:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2022 letter.

       Amendment No. 2 to Form 1-A filed June 6, 2022

       Cover Page

   1. Refer to your new disclosure on page 27 under "Description of Securities - Limited Right of Liquidity" where you
disclose that investors "will be required to hold their Interest for four (4) years" and
that "early redemption will include the loss of any Bonus Shares."
                                                        Please revise to
disclose these terms on your cover page and to add a risk factor on the lock-up period and loss
of bonus shares for early redemption. Also revise the references to the lock-up on pages 3
and 4 to clarify the four-year period and to cross reference the section on page 27
where additional disclosures are made.
 Christopher Seveney
CWS Investments Inc
June 15, 2022
Page 2
The Company may not be successful in availing ourselves of the Investment Company Act exclusions..., page 10

2. We note your response to comment 2 regarding your intent to operate your business in order to maintain an exemption from the registration requirements of the 1940 Act, and have the following follow-up comments:
          In the paragraph reciting the exclusion under 3(c)(5), please delete the reference to
             [emphasis added]    (as there appears to be no such emphasis) or
add the relevant
          emphasis.
          In the paragraph describing the Company   s intended operations under
3(c)(5)(C),
          please clarify the reference to    qualifying interests    and
real estate-type interests,
          which are not defined elsewhere in the paragraph.
          In the paragraph describing the Company   s ability to    remain in
compliance or
          maintain the exemption from registration,    please add disclosure
about potential
          limits on the Company   s operations by seeking to comply with
3(c)(5)(C), which may
          be helpful to an investor. For example, the prior draft included the following
          language:    Any of the foregoing could require us to adjust our
strategy, which could
          limit our ability to make certain investments or require us to sell assets in a manner, at a price or at a time that we otherwise would not have chosen. This could negatively affect the value of our common shares, the sustainability of our business model and our ability to make distributions.

      Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at
(202) 551-
3234 with any questions.



                                                            Sincerely,
FirstName LastNameChristopher Seveney
                                                            Division of
Corporation Finance
Comapany NameCWS Investments Inc
                                                            Office of Finance
June 15, 2022 Page 2
cc:       Brian Gallagher
FirstName LastName